BD 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03013575

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003

SEC FILE NUMBER
8-45202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McFarland Grossman & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9821 Katy Freeway, Suite 500
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry A. McGreer (713) 464-1827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

6111 Beverly Hill, Suite 6 Houston, Texas 77057
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 7 2003

OATH OR AFFIRMATION

I, Clifford E. McFarland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McFarland, Grossman & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY A. CARR
MY COMMISSION EXPIRES
DECEMBER 13, 2004

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCFARLAND, GROSSMAN & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS
AND ACCOUNTANT'S REPORT
DECEMBER 31, 2002

NATHAN T. TUTTLE
CERTIFIED PUBLICACCOUNTANT
HOUSTON, TEXAS

CONTENTS

NATHAN T. TUTTLE
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057
Telephone (281) 216-5338

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
McFarland, Grossman & Company, Inc.
Houston, Texas

I have audited the accompanying statements of financial condition of McFarland, Grossman & Company, Inc. (a Texas Corporation) as of December 31, 2002 and 2001, and the related statements of operations, cash flows, and changes in partners' capital for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on these audits.

I conducted these audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McFarland, Grossman & Company, Inc. as of December 31, 2002 and 2001, and the results of its operations, cash flows, and changes in partners' capital for the years then ended in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 28, 2003

MCFARLAND GROSSMAN & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

	For the Year Ended December 31, 2002	2001
ASSETS		
Cash and cash equivalents	$ 57,163	$ 104,129
Accounts receivable - net of allowance for doubtful accounts of $500 in 2002 and $1,500 in 2001	6,076	18,328
Securities owned		
Marketable	744	9,486
Not readily marketable	-	123,255
	744	132,741
Furniture and equipment - at cost, net of accumulated depreciation of $189,149 in 2002 and $172,850 in 2001	13,674	26,872
Prepaid expenses	722	1,429
Deferred federal income tax benefit	33,546	13,750
Total assets	$ 111,924	$ 297,249
LIABILITIES		
Accounts payable	$ 100,512	$ 93,015
Accrued expenses	14,754	18,777
Federal income tax payable	-	10,000
Notes payable	2,823	4,437
	118,089	126,229
STOCKHOLDERS' EQUITY		
Class A common stock - no par value, 10,000,000 shares authorized, 352,500 shares issued and outstanding	51,638	103,275
Retained earnings (deficit)	(57,801)	67,745
	(6,164)	171,020
	$ 111,926	$ 297,249

See notes to financial statements.

MCFARLAND GROSSMAN & COMPANY, INC.
STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2002	2001
Revenues		
Investment banking and financial advisory fees	$ 775,625	$ 1,629,776
Dividends and interest	305	9,267
Net (loss) on securities	(45,621)	(52,699)
Other	2,723	171
	733,032	1,586,515
Expenses		
Officers' salaries	128,671	527,999
Other wages and benefits	351,748	463,985
Rent	100,502	92,347
Telecommunications	29,587	28,665
Interest expense	278	14,377
Depreciation and amortization	16,299	18,634
Other operating expenses	240,242	208,629
	867,327	1,354,636
Income (Loss) Before Taxes	(134,295)	231,879
Federal Income Tax Expense		
Current	(9,821)	10,000
Deferred	(20,425)	60,250
	(30,246)	70,250
Net income	$ (104,049)	$ 161,629

See notes to financial statements

MCFARLAND GROSSMAN & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Class A Common Stock	Retained Earnings Deficit	Total stockholders' equity
Balance at December 31, 2000	$ 103,275	$ (93,884)	$ 9,391
Net income		161,629	161,629
Balance at December 31, 2001	103,275	67,745	171,020
Net loss		(104,049)	(104,049)
Purchase of stock	(51,637)	(21,497)	(73,134)
Balance at December 31, 2002	$ 51,638	$ (57,801)	$ (6,163)

See notes to financial statements.

MCFARLAND GROSSMAN & COMPANY, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	2002	2001
Cash Flows From Operating Activities		
Net income (loss)	$ (104,049)	$ 161,629
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	16,299	18,634
Bad debt expense	(1,000)	228
Deferred tax expense (benefit)	(19,796)	60;250
Interest added to notes receivable from shareholders	-	(7,281)
(Increase) decrease in:		
Accounts receivable	13,252	(10,158)
Securities owned	131,997	106,828
Marketable securities held as collateral for notes receivable from shareholders	-	(106,250)
Federal income tax receivable	-	46,072
Prepaid expenses	707	3,706
Increase (decrease) in:		
Accounts payable	7,497	(51,761)
Accrued expenses	(4,023)	(60,303)
Federal income tax payable	(10,000)	10,000
Net cash provided by operating activities	30,884	171,594
Cash Flows From Investing Activities		
Purchase of furniture and equipment	(3,100)	-
Purchase of stock	(73,135)	
Net cash used in financing activities	(76,235)	-
Cash Flows From Financing Activities		
Payments of debt	(1,613)	(77,823)
Net cash used in investing activities	(1,613)	(77,823)
Net Increase (Decrease) in Cash and Cash Equivalents	(46,964)	93,771
Cash and Cash Equivalents at Beginning of Year	104,129	10,358
Cash at End of Year	$ 57,165	$ 104,129

See notes to financial statements

MCFARLAND, GROSSMAN & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1 - Accounting Policies

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Description of Business

McFarland, Grossman & Company, Inc., located in Houston, Texas, is a private investment banking firm and fully-disclosed Securities Broker-Dealer. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. (NASD)

Statement Presentation

The Unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Revenues for investment banking services are recognized when fees are collected. Placement fees are recorded when the transaction closes and the related fees are collected. Fees received in the form of equity securities are recorded at the fair market value of securities received. Expenses paid on behalf of customers are recorded as receivables at date of occurrence. Earnings are charged with a provision for doubtful accounts receivable based on collection experience and current review of collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities, consisting of equity securities, are stated at market value. The increase or decrease in net unrealizable appreciation or depreciation is credited or charged to operations. Securities not readily marketable are investment securities which are carried at management's estimate of fair market value and cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933 or an exemption there from exists.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over five to seven years using accelerated methods.

Federal Income Tax

Federal income tax is computed at prevailing rates.

The Company provides deferred income taxes for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MCFARLAND, GROSSMAN & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 2 - Notes Payable

At December 31, 2002 and 2001, the Company had the following notes payable:

	2002	2001
Unsecured notes payable to former employees, interest at 8%, due in monthly installments of principal of $403 until paid.	$ 2,823	$ 4,437
	$ 2,823	$ 4,437

Note 3 - Income Taxes

The following is a reconciliation of federal income taxes computed at the statutory rate with income taxes recorded in the Statement of Income (Loss) for the years ended December 31, 2001 and 2002:

	2002	2001
Federal income tax (benefit) at the statutory rate of 34%	$ (48,213)	$ 78,839
Nondeductible items	2,553	3,337
Other	15,414	(11,926)
	$ (30,246)	$ 70,250

The components of the deferred tax asset and liability as of December 31, 2002 and 2001, were as follows:

	2002	2001
Deferred tax liabilities:		
Accumulated depreciation	$ (3,930)	$ (3,000)
Securities owned	(18,149)	
	(22,079)	(3,000)

Deferred tax assets:		
Securities owned	11,784	14,350
Accrued liabilities	171	2,400
Net operating loss carry forwards	43,670	
	55,625	16,750
Net deferred tax asset	$ 33,546	$ 13,750

Note 4 - Operating Leases

The Company leases office space from an unrelated third party. The office lease expires in March, 2006. Rent expense was $93,384 and $84,482 for the years ended December 31, 2002 and 2001, respectively.

The company leases various types of equipment. These leases are classified as operating leases and expire at various dates through September 2005.

Future minimum lease payments are as follows:

For the Year ended December 31,	Office Facilities	Office Equipment	Total
2003	$ 93,384	$ 15,568	$ 108,952
2004	93,384	13,208	106,592
2005	93,384	6,366	99,750
2006	23,346	-	23,346
	$ 303,498	$ 35,142	$ 338,640

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

MCFARLAND, GROSSMAN & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2002 and 2001, or in the procedures followed in making the periodic computation required. At December 31, 2002 and 2001, the company had net capital deficit of $(110,406) and $(15,351), respectively, and a net capital requirement of $50,000. The Company's computation of the ratio of aggregate indebtedness to net capital was not applicable due to the net capital deficit. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Due to the deficiency in its statutory net capital, the Company is restricted from marketing or selling securities until the deficiency is cured. The Company has made all required notifications to the NASD regarding this deficiency. Management does not believe that this will have a material negative impact on the Company.

Note 6 - Profit Sharing Plan

The Company has an employee benefit plan under Section 401(K) of the Internal Revenue Code for all eligible employees. This plan calls for discretionary contributions as determined by the Board of Directors. Employee contributions are made to the plan by electing to defer 1% to 15% of the employee's compensation. The employer is not required to make a matching contribution. Employees are eligible to participate in the plan after they have attained 21 years of age and have completed six months of service. The Company made no contributions to the plan during the years ended December 31, 2002 and 2001.

Note 7 - Stock Option Plan

On December 13, 1995, the Company adopted its Stock Option Plan. Option grants may include stock appreciation rights in order to allow for cashless option exercises. The option price may not be less than the fair market value of a share on the date the option is granted and the maximum term of an option may not exceed ten years.

Information with respect to options granted under the stock option plan for December 31, 2002 and 2001, is as follows:

	2002		2001	
	Options	Price per Share	Options	Price per Share
Outstanding on January 1	37,500	1.25	75,000	1.25
Forfeited	37,500	1.25	37,500	1.25
Outstanding on December 31	-		37,500	1.25
Exercisable on December 31	-		17,708	1.25
Remaining life of exercisable options at December 31	N/A		3.5 years	

The Company accounts for its employee stock options under Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees," for which no compensation expense is recognized for employee stock options if there is no intrinsic value at the date of grant.

Had the Company elected to apply Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, using the fair value base method, the Company's net income would have been increased to the following pro forma amounts:

	2002	2001
Net income (loss) -		
As reported	$ (104,049)	$ 161,629
Pro forma	$ (104,049)	$ 161,629

Note 8 - Transactions with Related Parties

The Company entered into a "Redemption and Severance Agreement" with one of its majority shareholders, Cary M. Grossman. The agreement was executed on October 1, 2002, and included the following terms:

Mr. Grossman sold and the Company redeemed his 375,000 shares of common stock Company.

The Company transferred 3,619 shares of its investment in Progressive Concepts Communications, Inc. (PCCI) to Mr. Grossman. The shares were common stock with a par value of $.0001 per share.

The Company transferred to Mr. Grossman 1,152.42 shares of Riverside World Holdings, Inc. Class A common stock, $0.0001 par value per share, and 14.74 shares of each of the Series A and Series B Cumulative Preferred Stock, $.001 par value per share.

During the year ended December 31, 2002, Mr. Grossman was paid by the Company an amount based on success fees of contingent projects totaling $8,219.

The result of the agreement decreased the Company's capital stock and retained earnings accounts at December 31, 2002, by $55,500 and $17,635 respectively.

Schedule I

MCFARLAND, GROSSMAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net Capital		
Total Shareholders' Equity for Net Capital		$ (6,164)
Total Capital and Allowable Subordinated Liabilities		(6,164)
Deductions And/Or Charges		
Nonallowable assets:		
Property and equipment	$ 13,674	
Accounts receivable	6,076	
Deferred federal income tax	33,546	
Other assets	722	54,017
Net Capital Deficit Before Haircuts on Securities Positions		(60,181)
Haircuts on Securities		223
Net Capital Deficit		$ (60,405)
Aggregate Indebtedness		0
Items included in balance sheet:		
Accounts payable and accrued expenses		$ 115,266
Notes Payable		2,824
		$ 118,089
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6.67% of total aggregate indebtedness)		$ 7,877
Minimum Dollar Net Capital Requirement		$ 50,000
Net Capital Requirement (greater of above two minimum requirement amounts)		$ 50,000
Net Capital Deficiency		$ (110,405)
Ratio: Aggregate Indebtedness to Net Capital		N/A

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002, filed with the Securities and Exchange Commission by the Company on Part IIA of form X-17a-5, except for $5,444 of accrued expenses.

Schedule II

MCFARLAND GROSSMAN & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See notes to financial statements.

Nathan T. Tuttle
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
McFarland, Grossman & Company, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of McFarland, Grossman & Company, Inc. as of and for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide an assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by McFarland, Grossman & Company, Inc. including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3 -3. Because McFarland, Grossman & Company, Inc. does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons

Recordation of differences required by rule 17a -13

Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of McFarland, Grossman & Company, Inc. is responsible for establishing and maintaining an internal control structure and the p ractices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which McFarland, Grossman & Company, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disc lose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a -5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 28, 2003

Nathan T. Tuttle, CPA